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                               --SCHEDULE 13D--
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                        GRAND HAVANA ENTERPRISES, INC.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   911379105
        _______________________________________________________________
                                (CUSIP Number)

Lance Jon Kimmel, Richman, Lawrence, Mann, Chizever & Phillips
9601 Wilshire Boulevard, Penthouse, Beverly Hills, CA 90210, Tel. (310) 274-8300
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 3, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          United Leisure Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                   Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                     966,666

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                      966,666

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                    966,666
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                     6.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 3 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Harry Shuster
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                 United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                      533,333

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                       533,333

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                    533,333
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                     3.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

     This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Grand Havana Enterprises, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1990 Westwood Boulevard, Los Angeles, California 90025.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is being filed by United Leisure Corporation, a Delaware corporation ("ULC") and Harry Shuster ("Shuster" and collectively, the "Reporting Persons").

     ULC is primarily involved in the development and licensure of proprietary interactive Internet technology. The Company's other business consists of children's recreational activities and investments in affiliated companies. The principal executive offices of ULC are located at 1990 Westwood Boulevard, Los Angeles, California 90025.

     Shuster is a natural person who is Chairman of the Board, Chief Executive Officer, President and a principal shareholder of the Issuer and of ULC. His business address is 1990 Westwood Boulevard, Los Angeles, California 90025.

     During the last five years, neither ULC nor Shuster has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either ULC or Shuster been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     The names, business addresses and occupational information for each executive officer and director of ULC are set forth in Schedule I hereto. To the best knowledge of the Reporting Persons, none of the individuals listed on
Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the Reporting Person's consideration for his purchases of the Issuer's Common Stock on June 4, 1999 was 250,000 shares of the common stock of ULC which Shuster owned. The closing price on such date of ULC stock as quoted on the OTC Bulletin Board was $1.50 per share.

ITEM 4.  PURPOSE OF TRANSACTION

     On June 4, 1999, Shuster acquired 2,315,375 shares of the Issuer's Common Stock and warrants to purchase 1,157,689 shares of the Issuer's Common Stock, from other stockholders of the Issuer, as part of the settlement of litigation threatened to be brought by those stockholders against the Issuer and certain individuals, including Shuster.

     In June 1999, Shuster sold all the shares he owns of the Issuer's Common Stock, except for (i) 100,000 shares of the Issuer's Common Stock and (ii) warrants to purchase 433,333 shares of the Issuer's Common Stock. These sales were made in privately-negotiated transactions with his son, Stanley Shuster. Stanley Shuster is the Chairman of the Board, President, Chief Executive Officer and a director of the Issuer, which positions he assumed on May 24, 1999. Control of the Issuer may deemed to have changed from Harry Shuster to Stanley Shuster as a result of these sales. See Item 5 regarding determination of beneficial ownership of the securities sold to Stanley Shuster.

     Shuster is the former Chairman of the Board, President, Chief Executive Officer and a director of the Issuer, which positions he resigned on May 24, 1999.

     Shuster is the former Chairman of the Board, President, Chief Executive Officer and a director of ULC, which positions he resigned on May 24, 1999. Shuster is a principal shareholder of ULC and disclaims beneficial ownership of the 966,666 shares of the Issuer's Common Stock owned by ULC.

     The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action:
(i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions. Shuster does not have any present intention of acquiring additional shares of the Issuer's Common Stock.

     Except as set forth herein, the Reporting Persons have no present intent or proposals that relate to or would result in:

(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

     The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     On April 15, 1999, Shuster acquired 2,514,368 shares of the Issuer's Common Stock in a private transaction from certain of the Issuer's stockholders in connection with the settlement of litigation brought by those stockholders against the Issuer and certain individuals, including Shuster. On June 11, 1999, Shuster sold the aforesaid 2,514,368 shares of the Issuer's Common Stock to his son, Stanley Shuster.

     On June 3, 1999, Shuster sold 920,133 shares of the Issuer's Common Stock to his son, Stanley Shuster.

     On June 4, 1999, Shuster acquired 2,315,375 shares of the Issuer's Common Stock and warrants to purchase 1,157,689 shares of the Issuer's Common Stock, from other stockholders of the Issuer, as part of the settlement of litigation threatened to be brought by those stockholders against the Issuer and certain individuals, including Shuster. The purchase price for these shares of Common Stock and warrants was 250,000 shares of the Common Stock of ULC owned by Shuster. ULC is an affiliate of the Issuer. On June 11, 1999, Shuster sold the aforesaid 2,315,375 shares of the Issuer's Common Stock and the warrants to purchase 1,157,689 shares of the Issuer's Common Stock to his son, Stanley Shuster.

     There were no other transactions in the Issuer's Common Stock by the Reporting Persons in the past 60 days.

     As of the close of business on June 20, 1999, ULC beneficially owned 966,666 shares of the Issuer's Common Stock, or 6.8% of the class outstanding. ULC has the sole power to vote or direct the vote, and the sole power to dispose of or direct the disposition of, the 966,666 shares of the Issuer's Common Stock which he beneficially owns.

     Because the terms of the transactions pursuant to which Stanley Shuster purchased from Harry Shuster the aggregate 5,749,876 shares of the Issuer's Common Stock and warrants to purchase 1,157,689 shares of the Issuer's Common Stock included a promissory note, secured pursuant to a pledge of the purchased securities, and the effect of such transactions resulted in a change of control of the Issuer, under applicable rules of the Securities Exchange Act of 1934, as amended, Shuster may be deemed to be the beneficial owner of the aforesaid 5,749,876 shares of the Issuer's Common Stock and warrants to purchase 1,157,689 shares of the Issuer's Common Stock, which warrants are presently exercisable but not in-the-money.

     Based solely on those rules, as of the close of business on June 20, 1999, Shuster beneficially owned 7,440,898 shares of the Issuer's Common Stock, or 48.5% of the class outstanding. Included in this amount are (i) warrants to purchase 433,333 shares of the Issuer's Common Stock, which warrants are presently exercisable but not in-the-money, (ii) the 5,749,876 shares of the Issuer's Common Stock which were sold to Stanley Shuster and as to which Harry Shuster disclaims beneficial ownership and (iii) the warrants to purchase 1,157,689 shares of the Issuer's Common Stock which were sold to Stanley Shuster and as to which Harry Shuster disclaims beneficial ownership. Excluded from this amount are the 966,666 shares of the Issuer's Common Stock owned by ULC as to which Shuster disclaims beneficial ownership.

     Shuster claims beneficial ownership as to 533,333 shares of the Issuer's Common Stock, or 3.7% of the class outstanding as of the close of business on June 20, 1999. Shuster has the sole power to vote or direct the vote, and the sole power to dispose of or direct the disposition of, the 533,333 shares of the Issuer's Common Stock as to which he claims beneficial ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Shuster and ULC may be deemed to be a group due to Shuster's status as a principal shareholder of ULC. Shuster disclaims beneficially ownership of any shares owned by ULC.

     Brian Shuster, Chairman of the Board, President, Chief Executive Officer and a director of ULC, is the son of Harry Shuster.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     None

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 1999            UNITED LEISURE CORPORATI0N


                              By /s/ Brian Shuster
                              ------------------------------------------
                              Brian Shuster
                              Chairman of the Board, President and Chief
                              Executive Officer


                              /s/ Harry Shuster
                              ------------------------------------------
                              Harry Shuster

                          Schedule I to Schedule 13D

---------------------------------------------------------------------------------
Name                                   Position                  Address
---------------------------------------------------------------------------------
Brian Shuster                   Chairman of the          1990 Westwood Boulevard
                                Board, President,        Los Angeles, CA 90025
                                Chief, Executive
                                Office, President and
                                Director
---------------------------------------------------------------------------------

Alvin Alexander                 Director                 4625 Sylmar Avenue #306
                                                         Sherman Oaks, CA  91423
---------------------------------------------------------------------------------

Alvin Cassel                    Director                 201 South Biscayne
                                                         Boulevard
                                                         Suite 3000
                                                         Miami, FL 33131
---------------------------------------------------------------------------------

J. Brooke Johnston              Director                 Baker Johnston & Wilson
                                                         One Independence Plaza,
                                                         Suite 322
                                                         Birmingham, AL 35209
---------------------------------------------------------------------------------